OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

CrediBILL, Inc.

39510 **Paseo Padre Parkway, Suite 110**
Suite 110
Fremont, CA 94538

https://credibll.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum ($535,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	CrediBLL, Inc.
Corporate Address	39510 Paseo Padre Parkway Suite 110 Fremont, CA 94538
Description of Business	CrediBLL is an artificial intelligence company that combines machine learning and human intelligence to simplify niche hiring.
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$250

Convertible Promissory Notes

Note converts to Common Stock when the company raises **$4,000,000** in a qualified equity financing

Maturity Date: **03/31/2021**

Valuation Cap: **$9,500,000**

Discount Rate: **10%**

Annual Interest Rate: **5%***

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in CrediBill Inc. The

number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $4,000,000 in qualified equity financing. The highest conversion price per share is set based on a $9,500,000 Valuation Cap or if less, then you will receive a 10% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive shares of common equity equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding shares of the Company as of immediately prior (on a fully diluted basis), subject to discount rate, if applicable.

StartEngine Shareholders Bonus

CrediBLL will offer 10% additional bonus interest for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of the Business

CrediBLL is an artificial intelligence company that combines machine learning and human intelligence to simplify niche hiring.

Business Plan

We are an AI-powered job search marketplace for machine learning, big data, full

stack, and cloud & design verification professionals. CrediBLL offers an intuitive user interface for employers. Employers can define their hiring needs, on board their co-workers, schedule interviews, make offers, and communicate with job seekers. CrediBLL offers web & mobile applications for job seekers to complete their profiles, indicate when they are ready to make next career move, accept or decline offers made to them by the various employers, and communicate with employers within the application. All job seekers go through our unique vetting process which includes digital profile validation, social contribution verification, and technology screenings by our subject matter experts (SMEs). Job seekers must successfully pass our comprehensive due diligence process to make it to the batch showcase sent to the employers. Our vetting process, machine learning algorithms, niche technology focus, and experience simplify talent acquisition for employers hiring on our marketplace. At CrediBLL, we bridge the gap between job seekers and opportunities. Job seekers are given additional mentorship to help target missed opportunities, provided relevant information in skill gaps, and prepared for interviews with specific clients. CrediBLL provides additional benefits for employers by creating job-based targeted marketing anonymously to attract the best job seekers. Employers get a pool of vetted job seekers for their specific needs, which helps them to reduce the prolonged cycle of niche skill hiring.

The Company's Products and/or Services

Product / Service	Description	Current Market
Two-sided job search marketplace	CrediBLL offers smart algorithms and workflows for client and candidate approvals, making offers, scheduling interviews, tracking application status, in app conversions, defining hiring needs, adding co-workers, and more.	Machine learning, big data, full stack, and cloud & design verification professionals and employers

Down the line, we will have a subscription-based model and partner with SMEs and companies who provide training and generate revenues from that. SME (subject matter expert) product is in beta and almost complete; we are planning to crowdsource our recruiters using people who have a full-time job – more like an Uber of recruitment – to interview/screen and educate applicants. Will be introduced if maximum raise is met.

We are an online platform at http://credibll.com

Competition

We are targeting the $200 billion global recruitment market - the US recruitment market size alone is $200 billion. The recruitment market is growing 6% annually. Around 40+ million workers switch jobs every year and over 50,000 tech jobs are open at any given time. There are 9 recruitment companies with over $1 billion in annual revenue and several technology recruitment companies have over $100 million in annual revenue.

https://www.forbes.com/sites/joshbersin/2017/05/26/google-for-jobs-potential-to-disrupt-the-200-billion-recruiting-industry/#103704034d1f

https://www.inc.com/will-yakowicz/2018-inc5000-top-10-companies-with-most-revenue.html

Customer Base

Our customers are niche-technology companies and are tied to the market described above.

Intellectual Property

The Company does not currently have any registered or filed intellectual property.

Litigation

None

The team

Officers and directors

| Neeraj Sharma | Co-Founder & CEO |
| Shikha Vashist | Co-Founder & Director |

Neeraj Sharma
Neeraj Sharma is an entrepreneur and technologist with expertise in building products and teams, and converting start-up ventures into profitable ventures. Neeraj brings his experience, skills, and a strong passion for tech, sales, and marketing as the CEO of CrediBLL. At CrediBLL, Neeraj is involved in product vision and development, business development, investor relationship, partnerships, team building, executing sales, and marketing strategies. Neeraj has entrepreneurial experience as the founder of Radiansys Inc (October 2007-August2016), a multi-million dollar IT services company focused on technology recruitment and enterprise product development. Neeraj founded CrediBLL in August 2016, and serves as CEO.

Shikha Vashist
Seasoned human resources professional with a proven track record in designing, implementing, and improving the IT business process. Shikha served as the Director of

Human Resources at Radiansys Inc from May 2015 - Present. In September 2016, she joined the CrediBLL team as the Director of Human Resources (part time). She has experience in strategic planning and business development, performance management, compensation, workforce planning, HR analytics, and talent management. She enjoys developing talent and partnering, and advising executives on key business objectives.

Number of Employees: 11

Related party transactions

The company received services and is provided advances through Radiansys, an entity owned and operated by our Chief Executive Officer, Neeraj Sharma. As of December 31, 2018, and December 31, 2017, the company owes Radiansys $565,448 of which 50% will be converted into equity and 50% will be paid at the time of series A.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **The development and commercialization of our products/services is highly competitive.** We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

- **We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.** In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation

and customer relationships and adversely affect our business.

- **We plan to implement new lines of business or offer new products and services within existing lines of business.** There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

- **In general, demand for our products and services is highly correlated with general economic conditions.** A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

- **Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.** We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

- **An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.** Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the

disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

- **We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.** We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

- **The Company has indicated that it has engaged in certain transactions with related persons.** Please see the section of this Memorandum entitled "Transactions with Related Persons" for further details.

- **Changes in employment laws or regulation could harm our performance.** Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

- **We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.** Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

- **Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.** We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they

decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

- **We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.** To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been

accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Neeraj Sharma, 32.0% ownership, Common Stock
- Deep Shikha Vashisth, 32.0% ownership, Common Stock

Classes of securities

- Common Stock: 7,600,000

Voting Rights

The holders of shares of the Company's common stock (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

- Convertible Promissory Series 2019 - CF: 0

Convertible Promissory Notes

Note converts to common stock when the company raises $4,000,000 in a qualified equity financing

Maturity Date: March 31, 2021

Valuation Cap: $9,500,000

Discount Rate: 20%

Annual Interest Rate: 5%

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its common shares to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its common share resulting in gross proceeds to the Company of at least $4,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into common shares at conversion price equal to the lesser of (i) 20% of the per share price paid by the Investors or (ii) the price equal to the quotient of $9,500,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate

amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common shares of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into common equity at a price per security equal to the quotient of $9,500,000 divided by the aggregate number of outstanding shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

- Crowd Note: 354,352

Convertible Promissory Notes

Upon the occurrence of a Qualified Equity Financing the Crowd Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price prior to the closing of the Qualified Equity Financing.

Valuation Cap: $4,500,000

Discount Rate: 20%

Annual Interest Rate: 5%

Conversion of the CrowdNote

- **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price prior to the closing of the Qualified Equity Financing.
- **Corporate Transaction**. In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either:
  - Obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price; or
  - Obtaining the Corporate Transaction Payment.
- **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.
- **Note Completion**. This Crowd Note will terminate upon the earlier of:
  - a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or
  - the payment of amounts due to the Investor pursuant to qualified Equity financing.

What it means to be a Minority Holder

As a holder of Convertible Promissory Notes, you will have not voting power in the Company. Even upon conversion, as a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own (upon conversion of your Note) will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as

an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

We are generating revenues and anticipate to be at break-even by end Q3 2019. Based on our forecast and current revenues, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12-18 months. We are

generating $60-100K in an average per month given the fact that only invoice the customer upon a successful hire made with CrediBLL. Our gross margin is around 30% of the gross sales and monthly burn rate is around $55K per month. Our monthly revenue along with $200K in our bank that gives us a runway capital for the next 12 months.

Financial Milestones

The company is investing for the continued growth of the brand, product enhancement and hired employees, as is generating net income losses as a result. Management currently forecasts 2019, 2020 and 2021 revenue of $3 million, $8 million and $15 million, respectively, and believes the company will generate positive net income end of Q3 2019 and anticipates a gross margin of around 30% of the total revenue. We have several financial commitments & expenses to run the operation smoothly including employees payroll, monthly subscription, product development expense etc. Our current payroll is around $40K per month, we spend $8K on subscriptions and $10K in product development & accounting. Our currently monthly burn rate is around $55K.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

We intend to raise Series A within the next 12 months. Additional, funding will help us in expanding our platform to cater to Non-IT roles as well. We have intentions to have both technical and non-technical roles in future. We anticipate the future rounds of funding further help us to establish our brand and add significantly to our valuation.

Indebtedness

Crowd Note Payable As of December 14, 2017, the company has an outstanding crowd note from the SeedInvest platform in the amount of $354,352. The note bears an interest of 5% per year which will be converted to preferred equity. There is no maturity date. Noteholders hold onto the note until a qualified equity financing or corporate transaction. The notes are convertible into preferred equity at the lesser of: (a) one minus 20% multiplied by price paid per share for preferred stock by investors in a qualified equity transaction, defined as the Company raising more than $1 million in gross proceeds or selling commons stock in an initial public offering filed under the Securities Act of 1933 and (b) valuation cap of $4.5 million divided by fully diluted capitalization prior to closing of the qualified equity transaction. In addition, a sale of substantially all assets or consolidation and/or merger with another entity would

result in a conversion. Payable to Radiansys The company received services and is provided advances through Radiansys, an entity owned and operated by our Chief Executive Officer, Neeraj Sharma. As of December 31, 2018, and December 31, 2017, the company owes Radiansys $565,448 of which 50% will be converted into equity and 50% will be paid at the time of series A.

Recent offerings of securities

- 2017-09-17, Regulation CF, 354352 Crowd Note. Use of proceeds: Product & Business Development, Operating cost, Branding & marketing
- 2017-09-17, Regulation D 506(c), 100000 Crowd Note. Use of proceeds: Product Development Marketing Sales Development Accounting Legal Operations
- 2016-12-28, Reg 506(b), 400000 Common Stock. Use of proceeds: The funds were used for general operations of the business.
- 2006-10-12, Rule 4(a)(2), 7200000 Common Stock. Use of proceeds: The funds were used for general operations of the business.

Valuation

$9,500,000.00

Our job marketplace, CrediBLL.com, our technology, workflows, and strategic partnership agreements are what we believe to be very valuable. Our management team has an extensive amount of experience that we see beneficial to be the company. Our CEO has over 10 years of entrepreneurship, technology, product development, HR tech, and recruitment experience. Our DTO specializes in Product Development Leadership, Technology Roadmap, Product Strategy, Business Strategy, Tech Architecture, Agile Transformation, SaaS, Mobile, Artificial Intelligence (Machine Learning, Deep Learning). Major HR Recruitment companies are very successful and have a history of acquiring brands of synergy for market share. Our product is live, we have generated over $1M in revenue in 2018 and we are constantly growing. Examples Monster.com was acquired by Randstad & Vettery was acquired in 2018 by Addeco. We believe that the management team's experience and insight add to the company's valuation. Our well-defined sales & marketing processes help us to acquire new customers. CrediBLL is targeting the $250M US HR & Recruitment market. CrediBLL.com specializes in technology hiring, we believe we are poised to be the branded leader in this lucrative vertical and a target for acquisition.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$535,000
Less: Offering Expenses		

StartEngine Fees (6% total fee)	$600	$32,100
Net Proceeds	$9,400	$502,900
Use of Net Proceeds:		
R& D & Production	$0	$125,000
Marketing	$0	$49,900
Working Capital	$9,400	$300,000
Legal.	$0	$10,000
Accounting etc.	$0	$18,000
Total Use of Net Proceeds	$9,400	$502,900

We are seeking to raise a minimum of $10,000 (target amount) and up to $535,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $535,000, we believe the amount will last us 12-18 months and plan to use the net proceeds of approximately $535,000 over the course of that time. We will use the proceeds as follows:

R&D - Machine Learning Algorithms development & training

Marketing - Marketing on Social Media, Attending Conference, Exhibiting at HR Event, Networking events & Meetups

Working Capital - Employee Salaries, Rental, Vendor bills

Legal - Legal consultation, Patent consultation

Accounting, etc. - Book-keeping, tax filings, review & audits

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.credibll.com/investortreport. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
CrediBILL, Inc.

[See attached]

CREDIBILL INC.

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

CrediBLL Inc
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
CrediBLL Inc
Fremont, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of CrediBLL Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
1/10/19

Marko Glisic, CPA

CREDIBLL INC.
BALANCE SHEETS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	207,275	478,349
Account Receivables	130,254	104,960
Other Assets	964	-
Total Current Assets	338,493	583,309
Fixed Assets		
Furniture	10,000	-
Accumulated Depreciation	(1,329)	
Total Non Current Assets	8,671	-
TOTAL ASSETS	$ 347,164	$ 583,309
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Account Payable	182,805	143,530
Payable to Radiansys	-	359,381
Credit Cards	15,400	-
Accrued Interest	18,397	680
Total Current Liabilities	216,602	503,590
Non-Current Liabilities		
Payable to Radiansys	565,448	206,067
Crowd Note Payable	354,352	354,352
Total Non-Current Liabilities	919,800	560,419
Total Liabilities	1,136,402	1,064,009
Equity		
Common Stock, par value $0.00001 10,000,000 shares authorized, 7,600,000 issued and outstanding	76	76
Additional Paid In Capital	25,154	25,040
Retained Earnings	(505,816)	(206,525)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Net Income			(308,652)		(299,290)
Total Equity			(789,238)		(480,700)
TOTAL LIABILITIES & EQUITY		$	**347,164**	$	**583,309**

CREDIBLL INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 1,005,894	$ 377,144
Cost of Goods Sold	694,026	231,384
Gross Margin	311,867	145,760
Expenses		
Research and Development	46,252	69,124
General and Administrative Expenses	524,453	243,133
Advertising and Marketing	29,140	131,314
Total Expense	599,845	443,571
Depreciation	1,329	-
Operating Income	(289,306)	(297,811)
Interest Expense	17,717	680
Income Tax Expense	1,630	800
Net income	$ (308,652)	$ (299,290)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

CREDIBLL INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2016	7,600,000	$ 76	$ 25,040	$ (206,525)	$ (181,409)
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(299,290)	(299,290)
Balance at December 31, 2017	7,600,000	76	25,040	(505,816)	(480,700)
Contribution	-	-	114	-	114
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(308,652)	(308,652)
Balance at December 31, 2018	7,600,000	$ 76	$ 25,154	$ (814,468)	$ (789,238)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CREDIBLL INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ 308,652)	$ (299,290)
Depreciation Expense	1,329	
Total Adjustments to reconcile Net Cash Provided By Operations:		
Account Receivable	(25,294)	(104,960)
Other Assets	(964)	-
Account Payable	39,276	143,072
Credit Cards	15,400	-
Accrued Interest	17,717	680
Net Cash Provided By Operating Activities:	**(261,189)**	**(260,499)**
Cash flows from Investing Activities		
Furniture	(10,000)	-
Net Cash used in investing activities	**(10,000)**	**-**
Cash flows from Financing activities		
Payable to Radiansys	-	359,381
Crowd Note Payable	-	354,352
Common Stock	-	-
Contribution	114	-
Net cash received from financing activities	**114**	**713,732**
Net (decrease) increase in cash and cash equivalents	(271,075)	453,233

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Cash and cash equivalents at beginning of period		478,349	25,116
Cash and cash equivalents at end of period	$	**207,275**	$	**478,349**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 8 -

NOTE 1 – NATURE OF OPERATIONS

CrediBLL Inc was formed on August 22, 2016 ("Inception") in the State of Delaware. The financial statements of CrediBLL Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fremont, California.

CrediBLL is an AI-powered job search marketplace for machine learning, big data, full stack, and cloud & design verification professionals. CrediBLL offers an intuitive user interface for employers. Employers can define their hiring needs, on board their co-workers, schedule interviews, make offers, and communicate with job seekers. CrediBLL offers web & mobile applications for job seekers to complete their profiles, indicate when they are ready to make next career move, accept or decline offers made to them by the various employers, and communicate with employers within the application. All job seekers go through our unique vetting process which includes digital profile validation, social contribution verification, and technology screenings by our subject matter experts (SMEs). Job seekers must successfully pass our comprehensive due diligence process to make it to the batch showcase sent to the employers. Our vetting process, machine learning algorithms, niche technology focus, and experience simplify talent acquisition for employers hiring on our marketplace. At CrediBLL, we bridge the gap between job seekers and opportunities. Job seekers are given additional mentorship to help target missed opportunities, provided relevant information in skill gaps, and prepared for interviews with specific clients. CrediBLL provides additional benefits for employers by creating job-based targeted marketing anonymously to attract the best job seekers. Employers get a pool of vetted job seekers for their specific needs, which helps them to reduce the prolonged cycle of niche skill hiring.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability

(an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primarily from servicing customers seeking to hire qualified professionals in the technology industry. CrediBLL charge 10% of the base salary (of the first) as finder fees on successful hire made by our clients. Our clients also hire contingent (contract) workers through us and we keep 10-15% of hourly rate as our markup when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local

income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Crowd Note Payable
As of December 14, 2017, the company has an outstanding crowd note from the SeedInvest platform in the amount of $354,352. The note bears an interest of 5% per year which will be converted to preferred equity. There is no maturity date. Noteholders hold onto the note until a qualified equity financing or corporate transaction. The notes are convertible into preferred equity at the lesser of: (a) one minus 20% multiplied by price paid per share for preferred stock by investors in a qualified equity transaction, defined as the Company raising more than $1 million in gross proceeds or selling commons stock in an initial public offering filed under the Securities Act of 1933 and (b) valuation cap of $4.5 million divided by fully diluted capitalization prior to closing of the qualified equity transaction. In addition, a sale of substantially all assets or consolidation and/or merger with another entity would result in a conversion.

Payable to Radiansys
The company received services and is provided advances through Radiansys, an entity owned and operated by our Chief Executive Officer, Neeraj Sharma. As of December 31, 2018, and December 31, 2017, the company owes Radiansys $565,448 of which 50% will be converted into equity and 50% will be paid at the time of series A.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of December 31, 2018, 7,600,000 shares of common stock are issued and outstanding for a consideration of $76.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company received services and is provided advances through Radiansys, an entity owned and operated by our Chief Executive Officer, Neeraj Sharma. As of December 31, 2018, and December 31, 2017, the company owes Radiansys $565,448 of which 50% will be converted into equity and 50% will be paid at the time of series A.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through January 4, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

Meet Jill. She's the hiring manager at an exciting startup that's rapidly growing. Jill has to recruit the sharpest minds to fuel her startup's growth.

She posts jobs on various job boards and that's time-consuming.

Jill gets swamped with irrelevant resumes.

Jill signs up on CrediBLL, an online job search marketplace! Now, Jill gets fresh curated batches of only relevant talent.

Jill adds coworkers to help her recruit .

She posts her future hiring needs and hires proactively.

Meet Kyle. Kyle is looking for his dream gig.

Kyle puts up his resume on job boards. Kyle is flooded with irrelevant calls from recruiters.

Kyle signs up on CrediBLL where employers compete to have him on board!

CrediLL presents Kyle in a batch showcase to its clients. Startups, Unicorns and Enterprises including Jill's, make initial offers to Kyle.

CrediBLL briefs Kyle about the offers. Kyle interviews with and joins Jill's startup.

Here's Kyle at work, he loves what he does!

Are you looking for your dream gig too?

Signup today or visit (www.credibll.com)

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's

payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u>The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) <u>Issuance of the Securities</u> The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:

%%VESTING_AMOUNT%%

(print aggregate purchase

price)

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *

This Subscription is accepted   %%NAME_OF_ISSUER%%

on %%TODAY%%.   By:
                                                %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%   %%TODAY%%

                                                %%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").
Repayment. All payments of interest and principal shall be in lawful money of the United States of America and

shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Promissory Notes to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Notes resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: In case of change of control, Noteholders share will convert into preferred equity.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, In case of an event of default, the note is repaid to holders.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and % in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is

the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: _____%%SUBSCRIBER_SIGNATURE%%_____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

    (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Financial Services, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the

amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity.</u>

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable,

the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of

the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2019 - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on March 31, 20201 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

> (a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $4,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $9,500,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $9,500,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the

restatements described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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